UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2021

Commission File No.: 000-30668

NOVA MEASURING INSTRUMENTS LTD.
(Translation of registrant’s name into English)

5 David Fikes Street, Rehovot
P.O.B 266
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled: “Nova Receives Multiple Materials Metrology Orders from Leading Logic and Foundry Customers”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 28, 2021	NOVA MEASURING INSTRUMENTS LTD. (Registrant) By: /s/ Dror David —————————————— Dror David Chief Financial Officer

Company Contact: Dror David, Chief Financial Officer Nova Measuring Instruments Ltd. Tel: +972-73-229-5760 E-mail: info@novami.com https://www.novami.com/	Investor Relations Contact: Miri Segal MS-IR LLC Tel: +917-607-8654 E-mail: msegal@ms-ir.com

Nova Receives Multiple Materials Metrology Orders from Leading Logic and Foundry Customers

Rehovot, Israel – January 28, 2021 – Nova (Nasdaq: NVMI) announced today that it received multiple orders from multiple leading Logic and Foundry customers for its most advanced materials metrology solutions. The recent wins mark Nova's increased penetration into the leading industry manufacturers and cement Nova's position as a materials metrology leader. The combined orders represent more than $23 million in revenue.

The recent orders are for Nova’s VERAFLEX® materials metrology platform, which provides breakthrough thin-film thickness and composition process control technology for both current and emerging process technology nodes. As part of these orders, Nova will also deliver its latest X-ray platform, Nova VERAFLEX® IV, which offers substantial throughput improvement while maintaining precision performance, and extends the targeted production in-die application range.

Nova's materials metrology portfolio allows customers to overcome the emerging complex challenges driven by new materials used in advanced Logic and Memory devices. Challenges like composition, ultra-thin film measurement, stress, strain, and materials composition profiles are becoming in-line and in-die requirements for every advanced wafer fabrication site. Nova's cutting-edge Optical and X-ray solutions address these challenges by providing a unique hardware and software portfolio. These innovative methods are nondestructive and enable fast measurements required for in-die process control schemes.

“Our solutions support the advancement of the leading edge semiconductor roadmap," said Eitan Oppenhaim, Nova's President and CEO. "The accelerated rate of innovation in chip design continues to evolve into a new array of requirements in process control. New generations of semiconductors, which combine both new architectural designs and new materials, drive process complexity. We firmly believe that the future of metrology involves a tight synergy between dimensional and materials metrology, and Nova's innovative portfolio drives this vision. We expect to capitalize on significant materials metrology opportunities in the coming years as our customers increase usage of materials engineering to advance performance."

About Nova: Nova is a leading innovator and key provider of metrology solutions for advanced process control used in semiconductor manufacturing. Nova delivers continuous innovation by providing state-of-the-art high-performance metrology solutions for effective process control throughout the semiconductor fabrication lifecycle. Nova's product portfolio, which combines high-precision hardware and cutting-edge software, provides its customers with deep insight into the most advanced semiconductor devices' development and production. Nova's unique capability to deliver innovative X-ray and Optical solutions enable its customers to improve performance, enhance product yields, and accelerate time to market. Nova acts as a partner to semiconductor manufacturers from its offices around the world. Find additional information at https://www.novami.com/.

Nova is traded on NASDAQ & TASE under the symbol NVMI.

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding, but are not limited to, anticipated growth opportunities and projections about our business and its future revenues, expenses and profitability. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. Factors that may affect our results, performance, circumstances or achievements include, but are not limited to, the following: our dependency on three product lines; our dependency on a small number of large customers and small number of suppliers; the highly cyclical and competitive nature of the markets we target and we operate in; our inability to reduce spending during a slowdown in the semiconductor industry; our ability to respond effectively on a timely basis to rapid technological changes; our dependency on PEMs; risks related to exclusivity obligations and non-limited liability that may be included in our commercial agreements and arrangements; our ability to retain our competitive position despite the ongoing consolidation in our industry; risks related to our dependence on our manufacturing facilities; risks related to changes in our order backlog; risks related to efforts to complete and integrate current and/or future acquisitions; risks related to worldwide financial and economic instabilities, including the implications of the ongoing novel coronavirus (COVID-19) pandemic; risks related to our intellectual property; new product offerings from our competitors; unanticipated manufacturing or supply problems; risks related to government programs we participate in; risks related to taxation; changes in customer demand for our products; risks related to currency fluctuations; risks related to technology security threats , including data breaches, cyberattacks and system disruptions, and changes in privacy laws; risks related to acquisitions we may pursue and risks related to our operations in Israel. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading "Risk Factors" in Nova's Annual Report on Form 20-F for the year ended December 31, 2019 filed with the Securities and Exchange Commission on March 12, 2020. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Nova Measuring Instruments Ltd. does not assume any obligation to update the forward-looking information contained in this press release.